      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 2003


                                            1933 ACT REGISTRATION NO. 333-104719
                                             1940 ACT REGISTRATION NO. 811-09241
                                                              CIK NO. 0001080299

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         PRE-EFFECTIVE AMENDMENT NO. 1
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT S
                           (EXACT NAME OF REGISTRANT)


                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code
                                 (260) 455-2000

          Elizabeth Frederick, Esquire                            COPY TO:
   The Lincoln National Life Insurance Company         Lawrence A. Samplatsky, Esquire
            1300 South Clinton Street                The Lincoln National Life Insurance
                  P.O. Box 1110                                    Company
            Ft. Wayne, Indiana 46802                          350 Church Street
     (NAME AND ADDRESS OF AGENT FOR SERVICE)               Hartford, CT 06103-1106

            APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: Continuous INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT S

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

HOME OFFICE LOCATION:                              ADMINISTRATIVE OFFICE:
1300 SOUTH CLINTON STREET                          LINCOLN CORPORATE SPECIALTY
P.O. BOX 1110                                      MARKETS
FORT WAYNE, INDIANA 46802                          350 CHURCH STREET -- MSM1
(800) 454-6265                                     HARTFORD, CT 06103-1106
                                                   (877) 533-0117

--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This prospectus describes Lincoln Corporate Variable 4, a flexible premium variable life insurance contract (the "policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", " the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

    You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account S ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. The policy features the ELITE SERIES of funds (the "funds"), offered through the following fund families. Comprehensive information on the funds offered may be found in the funds prospectus which is furnished with this prospectus.

                - AIM VARIABLE INSURANCE FUNDS

                - ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

                - AMERICAN CENTURY VARIABLE PRODUCTS GROUP, INC.

                - AMERICAN FUNDS INSURANCE SERIES

                - BARON CAPITAL FUNDS TRUST

                - DELAWARE VIP TRUST

                - FIDELITY VARIABLE INSURANCE PRODUCTS

                - FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

                - JANUS ASPEN SERIES

                - LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                - MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST

                - NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

                - PUTNAM VARIABLE TRUST

                - SCUDDER INVESTMENT VIT FUNDS

    Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT FUNDS' PROSPECTUSES WITH IT. KEEP ALL PROSPECTUSES FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THIS POLICY MAY NOT BE AVAILABLE IN ALL STATES, AND THIS PROSPECTUS ONLY OFFERS THE POLICY FOR SALE IN JURISDICTIONS WHERE SUCH OFFER AND SALE ARE LAWFUL.

                          PROSPECTUS DATED:

                               TABLE OF CONTENTS


CONTENTS                                  PAGE
--------                                  ----
POLICY SUMMARY........................       3
  Benefits of Your Policy.............       3
  Risks of Your Policy................       3
  Charges and Fees....................       4
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
 THE GENERAL ACCOUNT..................       6
  Funds...............................       7
  Fund Withdrawal and Substitution....      12
  Voting Rights.......................      13
POLICY CHARGES AND FEES...............      13
  Premium Load; Net Premium Payment...      14
  Surrender Charges...................      14
  Partial Surrender Fee...............      14
  Fund Transfer Fee...................      15
  Mortality and Expense Risk Charge...      15
  Cost of Insurance Charge............      15
  Administrative Fee..................      15
  Policy Loan Interest................      16
  Rider Charges.......................      16
  Case Exceptions.....................      16
YOUR INSURANCE POLICY.................      16
  Application.........................      17
  Owner...............................      18
  Right to Examine Period.............      18
  Initial Specified Amount............      19
  Transfers...........................      19
  Limits in Frequent Transfers........      19
  Automatic Rebalancing...............      20
  Riders..............................      20
  Continuation of Coverage............      22
  Paid-Up Nonforfeiture Option........      22



CONTENTS                                  PAGE
--------                                  ----
  Coverage Beyond Maturity............      22
  Termination of Coverage.............      22
  State Regulation....................      23
PREMIUMS..............................      23
  Allocation of Net Premium Payment...      23
  Planned Premiums; Additional
   Premiums...........................      23
  Life Insurance Qualification........      24
  Policy Values.......................      24
DEATH BENEFITS........................      25
  Death Benefit Options...............      25
  Changes to Initial Specified Amount
   and Death Benefit Options..........      26
  Death Benefit Proceeds..............      27
POLICY SURRENDERS.....................      27
  Partial Surrender...................      27
POLICY LOANS..........................      28
LAPSE AND REINSTATEMENT...............      29
  Reinstatement of a Lapsed Policy....      29
TAX ISSUES............................      29
  Taxation of Life Insurance Contracts
   in General.........................      30
  Policies Which Are MECs.............      31
  Policies Which Are Not MECs.........      32
  Other Considerations................      32
  Fair Value of Your Policy...........      33
  Tax Status of Lincoln Life..........      33
RESTRICTIONS ON FINANCIAL
 TRANSACTIONS.........................      33
LEGAL PROCEEDINGS.....................      34
FINANCIAL STATEMENTS..................      34
CONTENTS OF THE STATEMENT OF
 ADDITIONAL INFORMATION...............      35

POLICY SUMMARY

                    BENEFITS OF YOUR POLICY

                    DEATH BENEFIT PROTECTION. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.

                    TAX DEFERRED ACCUMULATION. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

                    ACCESS TO YOUR POLICY VALUES. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

                    FLEXIBILITY. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options, lapse protection coverage, and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment choices within your policy. With the wide variety of investment options available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. You should refer to each fund prospectus for comprehensive information on each fund. You may also use the Fixed Account to fund your policy.

                    RISKS OF YOUR POLICY

                    FLUCTUATING INVESTMENT PERFORMANCE. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's objective and risk is found in each fund's prospectus. You should review these prospectuses before making your investment decision.

                    UNSUITABLE FOR SHORT-TERM INVESTMENT. This policy is intended for long-term financial planning, and is unsuitable for short term goals. Your policy is not designed to serve as a vehicle for frequent trading.

                    POLICY LAPSE. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

                    DECREASING DEATH BENEFIT. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit.

                    ADVERSE CONSEQUENCES OF PARTIAL SURRENDER. Partial surrenders may reduce the policy value and death benefit.

                    ADVERSE TAX CONSEQUENCES. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.

                    CHARGES AND FEES

                    This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer invested amounts between Sub-Accounts.


                                   TABLE I: TRANSACTION FEES
                                  WHEN CHARGE                           AMOUNT
         CHARGE                   IS DEDUCTED                          DEDUCTED
Maximum sales charge      When you pay a premium.      Guaranteed not to exceed 12.0%(1) of the
imposed on premiums                                    portion of the premium paid up to Target
(load)                                                 Premium, and 5% of the portion of premium
                                                       paid greater than Target Premium in the
                                                       first policy year.
Premium Tax               When you pay a premium.      A maximum of 5% of each premium
                                                       payment.(2)
Surrender Charge          Upon full surrender of your  There is no charge for surrendering your
                          policy.                      policy.
Partial Surrender Fee     When you take a partial      There is no charge for a partial
                          surrender of your policy.    surrender.
Fund Transfer Fee         Applied to any transfer      Guaranteed not to exceed $25.
                          request in excess of 12
                          made during any policy
                          year.


(1) 9.0% in policy years 2-5 and 5.0% in policy years 6 and beyond.

(2) Charges range from 0.0% to 5.0%, depending on the state of issue.

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.


                 TABLE II: PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
                                  WHEN CHARGE                           AMOUNT
         CHARGE                   IS DEDUCTED                          DEDUCTED
Cost of Insurance *       Monthly
  Minimum and Maximum                                  The monthly cost of insurance rates for
  Charge                                               standard issue individuals ranges from a
                                                       guaranteed minimum of $.00 per $1,000 per
                                                       month to a guaranteed maximum of $83.33
                                                       per $1,000 per month of net amount at
                                                       risk. Individuals considered to be
                                                       substandard risks can be charged from
                                                       125% to 800% of the standard rate.
  Charge for a                                         For a male or female, age 45, nonsmoker,
  Representative Insured                               the guaranteed maximum monthly cost of
                                                       insurance rate is $.38 per $1,000 of net
                                                       amount at risk.
Mortality and Expense     Daily (at the end of each    A daily charge as a percentage of the
Risk Charge ("M&E")       Valuation Day)               value of the Separate Account. Guaranteed
                                                       never to exceed 0.80%.
Administrative Fee        Monthly                      $10 per month.(3)
Policy Loan Interest      Annually                     The annual rate charged against the loan
                                                       balance is guaranteed not to exceed 4.25%
                                                       in any policy year.


(3) Currently $6 per month in all policy years, guaranteed not to exceed $10 per month, based on specific criteria of your policy.

                 TABLE II: PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
                                  WHEN CHARGE                           AMOUNT
         CHARGE                   IS DEDUCTED                          DEDUCTED
Rider Charges                                          Individualized based on optional Rider(s)
                                                       selected.
Term Insurance Rider*     Monthly

  Minimum and Maximum                                  The monthly cost of insurance rates for
  Charge                                               standard issue individuals ranges from a
                                                       guaranteed minimum of $0.00 per $1,000
                                                       per month to a guaranteed maximum of
                                                       $83.33 per $1,000 per month of net amount
                                                       at risk.
                                                       Individuals with higher mortality risk
                                                       than standard issue individuals can be
                                                       charged from 125% to 800% of the standard
                                                       rate.
  Charge for a                                         For a male or female, age 45, nonsmoker,
  Representative Insured                               the guaranteed maximum monthly cost of
                                                       insurance rate is $.38 per $1,000 of net
                                                       amount at risk.
Surrender Benefit         N/A                          There is no charge for this rider.
Enhancement Rider
Change of Insured Rider   N/A                          There is no charge for this rider.

* These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial advisor.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time that you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

    TABLE III: TOTAL ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
                       EXPENSE                                MINIMUM                 MAXIMUM
Total management fees, distribution and/or service             0.32%                  1.42%(4)
(12b-1) fees, and other expenses.

(4) Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.27%. These waivers and reductions generally extend through April 30, 2003 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

                    The Lincoln National Life Insurance Company (Lincoln Life) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance corporation, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

                    Lincoln Life Flexible Premium Variable Life Account S (Separate Account) is a separate account of the Company which was established on November 2, 1998. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the Indiana Insurance Department.

                    Your policy may also be funded in whole or in part through the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.

                    FUNDS

                    The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the appropriate fund.

                    A given fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

                    Several of the funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

                    There is no assurance that the investment objective of any of the funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each fund's prospectus carefully before making investment choices.

                    Additional funds may be made available as underlying investments. The right to select among funds will be limited by the terms and conditions imposed by the Company.

                    The funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.

                    AIM VARIABLE INSURANCE FUNDS, advised by A I M
                    Advisors, Inc.

                        AIM V. I. GROWTH FUND (SERIES I SHARES): Seeks growth of capital.

                        AIM V. I. INTERNATIONAL GROWTH FUND (SERIES I SHARES):
                        Seeks to provide long-term growth of capital.

                        AIM V. I. PREMIER EQUITY FUND (SERIES I SHARES): Seeks to achieve long-term growth of capital. Income is a secondary objective.

                    ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC., advised by Alliance Capital Management, L.P.

                        ALLIANCEBERNSTEIN GROWTH AND INCOME PORTFOLIO
                        (CLASS A): Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio may also invest in fixed-income securities and convertible securities.

                        ALLIANCEBERNSTEIN PREMIER GROWTH PORTFOLIO (CLASS A):
                        Seeks long-term growth of capital by pursuing aggressive investment policies. The portfolio invests predominantly in the equity securities of a limited number of large, carefully selected high-quality U.S. companies that are judged likely to achieve superior earnings growth.

                        ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS A):
                        Seeks long-term growth of capital. The portfolio invests primarily in a diversified portfolio of equity securities of companies with relatively small market capitalizations. Under normal circumstances, the portfolio will invest at least 65% of its total assets in these types of securities. The portfolio's investment policies emphasize investment in companies that are determined to be undervalued, using a fundamental value approach.

                        ALLIANCEBERNSTEIN TECHNOLOGY PORTFOLIO (CLASS A): Seeks to emphasize growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).


                    AMERICAN CENTURY VARIABLE PRODUCTS GROUP, INC., advised by American Century Investment Management, Inc.


                        INCOME AND GROWTH FUND: Seeks capital growth by investing in common stocks. Income is a secondary objective.

                        INTERNATIONAL FUND: Seeks capital growth, by investing primarily in an internationally diversified portfolio of common stocks that are considered by management to have prospects for appreciation. The fund will invest primarily in securities of issuers located in developed markets (excluding the United States).

                    AMERICAN FUNDS INSURANCE SERIES, advised by Capital Research and Management Company

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalization of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

                        HIGH-INCOME BOND FUND (CLASS 2): The fund seeks to provide you with a high level of current income and secondarily capital appreciation by investing primarily in lower quality debt securities (rated Ba or BB or lower by Moody's Investors Services, Inc. or Standard & Poor's Corporation), including those of non-U.S. issuers. The fund may also invest in equity securities, and securities that have both equity and debt characteristics, that provide an opportunity for capital appreciation.

                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.


                        U.S. GOVERNMENT/AAA RATED SECURITIES FUND (CLASS 2): The fund seeks to provide you with a high level of current income, as well as preserve your investment. The fund invests primarily in securities that are guaranteed by the "full faith and credit" pledge of the U.S. Government or securities that are rated AAA or Aaa by Moody's Investors Services, Inc. or Standard & Poor's Corporation or unrated by determined to be of equivalent quality.


                    BARON CAPITAL FUNDS TRUST, advised by BAMCO, Inc.

                        BARON CAPITAL ASSET FUND (INSURANCE SHARES): The investment objective is to purchase stocks, judged by the advisor, to have the potential of increasing their value at least 50% over two subsequent years, although that goal may not be achieved.

                    DELAWARE VIP TRUST, advised by Delaware Management Company

                        HIGH YIELD SERIES (STANDARD CLASS): Seeks total return and, as a secondary objective, high current income. Under normal circumstances, the Series will invest at least 80% of its net assets in fixed income securities rated at the time of purchase BB or lower by S&P or similarly rated by another NRSRO or, if unrated, judged to be of comparable quality.

                        LARGE CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation with current income as a secondary objective. Under normal circumstances, at least 80% of the Series' net assets will be in investments of large cap companies. Management considers buying a stock when they believe it is undervalued and has the potential to increase in price as the market realizes its true value.

                        REIT SERIES (STANDARD CLASS): Seeks to achieve maximum long-term total return with capital appreciation as a secondary objective. Under normal circumstances, the Series will invest at least 80% of its net assets in investments of real estate investment trusts (REITs).

                        SMALL CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation by investing primarily in stocks of companies whose market values appear low relative to underlying value or future earning potential. Under normal circumstances, at least 80% of the Series' net assets will be in investments of small cap companies.

                        TREND SERIES (STANDARD CLASS): Seeks long-term capital appreciation by investing primarily in stocks of small growth oriented or emerging companies that, in the management team's view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth.

                        U.S. GROWTH SERIES (STANDARD CLASS): Seeks to maximize capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in U.S. investments. Investment management looks for stocks with low dividend yields, strong balance sheets, and high expected earnings growth rates as compared to other companies in the same industry.

                    FIDELITY VARIABLE INSURANCE PRODUCTS, advised by Fidelity Management & Research Company

                        ASSET MANAGER PORTFOLIO (SERVICE CLASS): Seeks to obtain high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and money market instruments.

                        CONTRAFUND PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation.

                        EQUITY-INCOME PORTFOLIO (SERVICE CLASS): Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500-Registered Trademark-)

                        GROWTH PORTFOLIO (SERVICE CLASS): Seeks to achieve capital appreciation.

                        OVERSEAS PORTFOLIO (SERVICE CLASS): Seeks long-term growth of capital.

                    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, advised by Franklin Advisers, Inc. for the Franklin Small Cap Fund, and by Templeton Global Advisors Limited for the Templeton Growth Securities Fund

                        FRANKLIN SMALL CAP FUND (CLASS 1): Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of small capitalization companies. For this Fund, small cap companies are those with market capitalization values not exceeding
                        (1) $1.5 billion, or (2) the highest market capitalization value in the Russell
                        2000-Registered Trademark- Index, whichever is greater, at the time of purchase.

                        TEMPLETON GROWTH SECURITIES FUND (CLASS 1): Seeks long-term capital growth. The Fund normally invests mainly in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.

                    JANUS ASPEN SERIES, advised by Janus Capital Management LLC

                        BALANCED PORTFOLIO (SERVICE SHARES): Seeks long-term capital growth, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.

                        FLEXIBLE INCOME PORTFOLIO (SERVICE SHARES): Seeks to obtain maximum total return, consistent with preservation of capital.

                        MID CAP GROWTH PORTFOLIO (SERVICE SHARES)(FORMERLY AGGRESSIVE GROWTH PORTFOLIO): Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

                        WORLDWIDE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.

                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, advised by Delaware Management Company, with Delaware International Advisers, Ltd. subadvising the International Fund, Janus Capital Management LLC subadvising the Capital Appreciation Fund, and Putnam Investment Management, L.L.C. subadvising the Aggressive Growth Fund and the Global Asset Allocation Fund.

                        AGGRESSIVE GROWTH FUND (STANDARD CLASS): Seeks to maximize capital appreciation. The fund invests in a diversified group of domestic stocks primarily of small and medium size companies.

                        BOND FUND (STANDARD CLASS): Seeks maximum current income consistent with prudent investment strategy. The fund invests in a diverse group of domestic fixed income securities including high-quality investment-grade corporate bonds, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and mortgage-backed securities.

                        CAPITAL APPRECIATION FUND (STANDARD CLASS): Seeks long-term growth of capital in a manner consistent with preservation of capital. The fund primarily invests in stocks of large and medium-sized U.S. companies. Under normal conditions, the fund will invest a minimum of 65% of its total assets in stocks and may also buy some money market securities and bonds, including junk bonds.

                        GLOBAL ASSET ALLOCATION FUND (STANDARD CLASS): Seeks long-term return consistent with preservation of capital. The fund allocates its assets among several categories of equity, fixed-income and money market securities of U.S. and foreign issuers.

                        INTERNATIONAL FUND (STANDARD CLASS): Seeks long-term capital appreciation. The fund trades in securities issued outside the United States -- mostly stocks, with an occasional bond or money market security.

                        MONEY MARKET FUND (STANDARD CLASS): Seeks maximum current income consistent with the preservation of capital by investing in money market securities that provide the most attractive yields. The fund invests in high quality short-term obligations issued by U.S. corporations; the U.S. Government; and federally chartered banks and U.S. branches of foreign banks.

                        SOCIAL AWARENESS FUND (STANDARD CLASS): Seeks long-term capital appreciation. The fund buys stocks of large and medium sized companies which adhere to certain specific social criteria.

                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST, advised by Massachusetts Financial Services Company

                        CAPITAL OPPORTUNITIES SERIES (INITIAL CLASS): Seeks capital appreciation.

                        EMERGING GROWTH SERIES (INITIAL CLASS): Seeks to provide long-term growth of capital.

                        TOTAL RETURN SERIES (INITIAL CLASS): Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondary to provide a reasonable opportunity for growth of capital and income.

                        UTILITIES SERIES (INITIAL CLASS): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equities securities).

                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, advised by Neuberger Berman Management Inc., and subadvised by Neuberger Berman, LLC

                        MID-CAP GROWTH PORTFOLIO: Seeks growth of capital by investing primarily in common stocks of mid-capitalization companies, using a growth-oriented investment approach.

                        REGENCY PORTFOLIO: Seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The Portfolio seeks to reduce risk by diversifying among different companies and industries.

                    PUTNAM VARIABLE TRUST, advised by Putnam Investment Management, L.L.C.

                        GROWTH & INCOME FUND (CLASS IB): Seeks capital growth and current income by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both.

                        HEALTH SCIENCES FUND (CLASS IB): Seeks capital appreciation by investing mainly in common stocks of companies in the health sciences industries with a focus on growth stocks.

                    SCUDDER INVESTMENT VIT FUNDS, advised by Deutsche Asset Management, Inc. and subadvised by Northern Trust Investments, Inc.

                        EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND (CLASS A):
                        The fund seeks to replicate as closely as possible, before the deduction of expenses, the total return of the Morgan Stanley Capital International (MSCI) EAFE-Registered Trademark- Index
                        (EAFE-Registered Trademark- Index) which emphasizes stocks of companies in major markets in Europe, Australasia and the Far East.

                        EQUITY 500 INDEX FUND (CLASS A): The fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), which emphasizes stocks of large US companies.

                        SMALL CAP INDEX FUND (CLASS A): The fund seeks to replicate , as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Small Stock Index (the Russell 2000 Index), which emphasizes stocks of small U.S. companies.

                    FUND WITHDRAWAL AND SUBSTITUTION

                    Lincoln Life may withdraw funds and substitute shares of other funds if:
                    1) the shares of any fund should no longer be available for investment by the Separate Account; or
                    2) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

                    We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

                    VOTING RIGHTS

                    The funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares of our Sub-Account invested in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

                    We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.

POLICY CHARGES AND FEES

                    Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

                    The current charges for premium load and mortality and expense risk vary by specific criteria of your policy. These criteria include:

                - the initial policy premium, and the total premiums expected to be paid,

                - total assets under management with the Company,

                - the purpose for which the policies are being purchased,

                - the level of plan administration services required.

                    Differences in charges will not be unfairly discriminatory to any owners. Specific charges are shown on the policy specifications page.

                    In addition to policy charges, the investment adviser for each of the funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser, and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses). Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses is contained in each fund's prospectus.

                    The monthly deductions, including the cost of insurance charges, are deducted proportionately from the value of each of the Sub-Accounts and the Fixed Account, unless you instruct us otherwise. The monthly deductions are made on the "monthly deduction day," the date of issue and the same day of each month thereafter. If the day that would otherwise be a monthly deduction day is non-existent for that month, or is not a valuation day, then the monthly deduction day is the next valuation day.

                    If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

                    PREMIUM LOAD; NET PREMIUM PAYMENT


                    We deduct a percentage from each premium payment. This amount, referred to as "premium load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. The premium payment, net of the premium load, is called the "net premium payment." Target premium is based on the maximum annual premium allowed under the Internal Revenue Code for a policy which is not a modified endowment contract, providing a death benefit equal to the specified amount and paying seven level, annual premiums. See the Tax Issues section later in this prospectus. The target premium is shown in the policy specifications.


                    The current premium load ranges are:

                    PORTION OF PREMIUM    PORTION OF PREMIUM
                    PAID UP TO TARGET     PAID GREATER THAN
 POLICY YEAR(S)          PREMIUM            TARGET PREMIUM
----------------    ------------------    ------------------

1                     3.5% - 9.0%           0.5% - 2.5%
2                     3.0% - 8.0%           0.5% - 2.5%
3                     2.5% - 8.0%           0.5% - 2.5%
4                     2.0% - 6.0%           0.5% - 2.5%
5                     2.0% - 4.0%           0.5% - 2.5%
6                     2.0% - 2.5%           0.5% - 2.5%
7                     2.0% - 2.5%           0.5% - 2.5%
8+                    1.0% - 2.5%           0.5% - 2.5%

                    The premium load is guaranteed to be no higher than the amounts shown in the following table:

               PORTION OF PREMIUM    PORTION OF PREMIUM
  POLICY       PAID UP TO TARGET     PAID GREATER THAN
  YEAR(S)           PREMIUM            TARGET PREMIUM
-----------    ------------------    ------------------
1                     12.0%                 5.0%
2-5                    9.0                  5.0
6 and after            5.0                  5.0

                    For the purpose of calculating current and maximum premium loads, an increase in specified amount is treated as a newly issued policy.

                    In addition, we deduct an explicit premium tax charge from premium payments equal to state and municipal premium taxes. The tax ranges from 0% to 5% depending upon the state of issue.

                    SURRENDER CHARGES

                    There are no surrender charges for your policy.

                    PARTIAL SURRENDER FEE

                    There is no surrender charge or administrative fee imposed on partial surrenders.

                    FUND TRANSFER FEE

                    The Company reserves the right to charge $25 for each transfer after the twelfth transfer per year.

                    MORTALITY AND EXPENSE RISK CHARGE

                    We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated.


                    Current mortality and expense risk charges, on an annualized basis, are within the ranges below, based on the level of average annual planned premium:


                                            ANNUALIZED MORTALITY AND
                            POLICY YEARS      EXPENSE RISK CHARGE
                            ------------    ------------------------

                            1-10               0.40% - 0.70%
                            11-20              0.20% - 0.35%
                            21 and after       0.10% - 0.35%

                    The Company reserves the right to increase the mortality and expense risk charge if it believes that circumstances have changed so that current charges are no longer adequate. In no event will the charge exceed 0.80%.

                    COST OF INSURANCE CHARGE

                    A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

                    The cost of insurance charge depends on the policy duration, the age and underwriting category of the insured, and the current net amount at risk. The net amount at risk is the death benefit minus the policy value and it may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

                    The cost of insurance is determined monthly. The cost is calculated by subtracting the policy value from the death benefit, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

                    The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

                    ADMINISTRATIVE FEE

                    The monthly administrative fee as of the date of issue is $6.00 per month in all policy years. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters. The Company may change this fee after the first policy year based on its expectations of future expenses, but is guaranteed not to exceed $10.00 per month.

                    POLICY LOAN INTEREST


                    If you borrow against your policy, interest will accrue on the loan balance. The interest rate is determined by the Company and will be a rate no greater than 4.25% in any policy year.


                    We will notify you of the current policy loan interest rate for this policy at the time a policy loan is taken. If the policy has a loan balance, we will notify you of any change in the interest rate before the new rate becomes effective.

                    RIDER CHARGES

                    Term Insurance Rider. There are monthly cost of insurance charges for this rider, based on the policy duration, and the age and underwriting category of the insured.

                    CASE EXCEPTIONS

                    We reserve the right to reduce premium loads or any other charges on certain multiple life sales ("cases") where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including:

                - the number of lives to be insured,

                - the total premiums expected to be paid,

                - total assets under management with the Company,

                - the nature of the relationship among the insured individuals,

                - the purpose for which the policies are being purchased,

                - expected persistency of the individual policies, and

                - any other circumstances which we believe to be relevant to the expected reduction of our expenses.

                    Some of these reductions may be guaranteed but we may withdraw or modify others on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any owners.

YOUR INSURANCE POLICY

                    Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

                    We may add, change or eliminate any funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

                    We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

                    If we obtain appropriate approvals from policy owners and securities regulators, we may:

                - change the investment objective of the Separate Account

                - operate the Separate Account as a management investment
                  company, unit investment trust, or any other form permitted under applicable securities laws

                - deregister the Separate Account

                - combine the Separate Account with another separate account

                    We will notify you of any change that is made.

                    The policy includes policy specifications pages, with supporting schedules. These pages and schedules provide important information about your policy such as: the identity of the insured and owner; date of issue; the initial specified amount; the death benefit option selected; name of the insured; issue age; named beneficiary; initial premium payment; surrender charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

                    When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

                    The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

                    Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

                    The date of issue is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and age are determined.

                    Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.


                    We allow electronic transactions when you provide us authorization to do so. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.



                    Any electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.


                    APPLICATION

                    If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We may require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, if required, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the underwriting category and age of the insured.

                    A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 18 and at most age 85. Age will be determined by the nearest birthday of the insured.

                    OWNER

                    The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

                    1) initial death benefit amount and death benefit option;
                    2) either of two life insurance qualification methods;
                    3) the amount and frequency of premium payments; and
                    4) the amount of net premium payment to be placed in the
                       selected Sub-Accounts or the Fixed Account.

                    You are entitled to exercise rights and privileges of your policy as long as the insured is living and before the maturity date. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date you sign them.

                    RIGHT-TO-EXAMINE PERIOD

                    You may return your policy to us for cancellation within 10 days after you receive it (or a greater number of days if required by your state). This is called the right-to-examine period. If the policy is returned for cancellation within the right-to-examine period, depending on the state of issue of your policy, we will refund to you either all premium payments, or the policy value, plus any charges and fees. If a premium payment was made by check, there may be a delay until the check clears.

                    If your policy is issued in a state that requires return of premium payments, any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated in your application. If the policy is returned for cancellation within the right-to-examine period, we will return the full amount of any premium payments made.

                    If your policy is issued in a state that provides for return of value, any net premium payments received before the end of the right-to-examine period will be allocated directly to the Sub-Accounts and the Fixed Account, if applicable, which you designated in your application. The owner bears the risk of a decline in Sub-Account values. If the policy is returned for cancellation within the right-to-examine period, we will return the policy value, plus any charges and fees, as of the date the cancelled policy is received at our Administrative Office.

                    INITIAL SPECIFIED AMOUNT

                    You will select the initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.

                    TRANSFERS

                    You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.


                    Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. The Company reserves the right to charge $25 for each transfer request after the twelfth request per year.


                    We reserve the right to restrict transfers of a portion of the Fixed Account value to one or more Sub-Accounts to a period within 45 days following the policy anniversary. The transfer will be effective as of the next valuation period after your request is received by our Administrative Office. The amount of such transfer cannot exceed the greater of 20% of the greatest amount held in the Fixed Account value during the prior 5 years or $1,000.


                    Requests for transfers must be made in writing, or electronically, if you have previously authorized electronic transfers in writing.


                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 p.m. Eastern time on a business day will normally be effective that day.

                    LIMITS ON FREQUENT TRANSFERS

                    Your policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned portfolio turnover and adversely affect fund performance through asset swings that decrease the fund's ability to provide maximum investment return to all policy owners. Accordingly, organizations and individuals that use market-timing investment strategies and make frequent transfers should not purchase this policy.

                    We reserve the right to restrict, in our discretion and without prior notice, transfers initiated by a market-timing organization, individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions include:
                    1) not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and
                    2) not accepting preauthorized transfer forms from
                       market-timers or other entities acting on behalf of more than one policy owner at a time.

                    We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine will disadvantage or potentially hurt the rights or interests of other policy owners or harm the funds.

                    We will notify you in writing if we have restricted or refused any of your transfer requests.

                    AUTOMATIC REBALANCING

                    You may elect to participate in automatic rebalancing. There is currently no charge for this program.

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to each Sub-Account. The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the owner. If automatic rebalancing is elected, all net premium payments allocated to the Sub-Accounts will be subject to automatic rebalancing.

                    You may select automatic rebalancing on a quarterly, semi-annual or annual basis. Automatic rebalancing may be elected, terminated or the allocation may be changed at any time, by contacting our Administrative Office.

                    RIDERS

                    We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy, they may vary by state of issue, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

                    TERM INSURANCE RIDER. The policy can be issued with a Term Insurance Rider as a portion of the total death benefit. The rider provides term life insurance on the life of the insured, which is annually renewable to attained age 100. This rider will continue in effect unless canceled by the owner. The amount of coverage provided under the rider's benefit amount varies from month to month.

                    The benefit amount of this rider is the target face amount minus the basic policy specified amount. Refer to your policy specifications for the benefit amount.

                    The cost of the rider is added to the monthly deductions, and is based on the insured's premium class, issue age and the number of policy years elapsed. We may adjust the monthly rider rate from time to time, but the rate will never exceed the guaranteed cost of insurance rates for the rider for that policy year.

                    The rider's death benefit is included in the total death benefit paid under the policy.

                    SURRENDER BENEFIT ENHANCEMENT RIDER. The policy can be issued with a Surrender Benefit Enhancement Rider. This rider provides additional surrender value. This rider must be elected at application, may not be available on all policies, and is subject to underwriting criteria. There is no cost for this rider.

                    Under this rider, the full surrender value of the policy will equal:
                    1. the policy value on the date of surrender; less
                    2. the loan balance plus any accrued interest; plus
                    3. the surrender benefit enhancement ("SBE") benefit.

                    The surrender benefit enhancement benefit will equal:
                    1. the surrender benefit enhancement rate (SBE%); times
                    2. the term blend adjustment factor; times
                    3. the cumulative cash value enhancement premium.

                    The current ranges of the SBE% vary by policy year and by specific criteria of your policy:

                              POLICY YEAR           SBE%
                            ----------------    ------------
                                   1             6.0% - 11.0%
                                   2              3.0% - 9.0%
                                   3              1.0% - 7.0%
                                   4              0.5% - 5.0%
                                   5              0.0% - 4.0%
                                   6              0.0% - 2.0%
                                   7              0.0% - 1.0%
                            8 and thereafter             0.0%

                    The SBE% may be changed at any time, and will not exceed 15% in any policy year.

                    The term blend adjustment factor is equal to 1.0 unless a Term Insurance Rider is attached to this policy. If a Term Insurance Rider is attached to this policy, the term blend adjustment factor will equal

                - the minimum adjustment factor plus

                - (1 - the minimum adjustment factor) X (basic policy specified amount)
                                                             target face amount

                    Refer to your policy specifications for the minimum adjustment factor.

                    The cumulative SBE premium is the sum of the SBE premium for all prior policy years, plus the SBE premium for the current policy year. During the first policy year, the sum of the SBE premium for all prior policy years is zero. The SBE premium for any policy year is the lesser of (a) and (b):
                    (a)the sum of premiums paid during the policy year; less
                       the sum of any partial surrenders during the policy year; or
                    (b)the target premium for the policy year; times
                       the ratio of the target face amount to the basic policy specified amount.

                    The enhanced surrender benefit amount is not paid if the surrender is the result of an exchange under Section 1035 of the Internal Revenue Code ("Code").

                    This rider otherwise terminates on the earliest of:

                - the death of the insured; or

                - the maturity date of this policy; or

                - the date this policy ends; or

                - the next monthly deduction day after we receive your written request to terminate this rider.

                    CHANGE OF INSURED RIDER. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. There is no separate charge for this rider. Policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

                    CONTINUATION OF COVERAGE

                    Coverage of this policy will continue to the maturity date if your surrender value is sufficient to cover each monthly deduction. The maturity date for this policy is the policy anniversary nearest the insured's 100th birthday. As of the maturity date, the death benefit will be equal to the surrender value.

                    PAID-UP NONFORFEITURE OPTION

                    You may elect, any time prior to the maturity date, to continue this policy as paid-up life insurance. The effective date of the paid-up insurance will be the monthly deduction day following the receipt of your written request at our Administrative Office. As of the effective date:

                - the specified amount will be the amount which the surrender value will purchase as a net single premium at the insured's then attained age, using the guaranteed interest and mortality basis of the original policy (this may not exceed the death benefit),

                - no further premium payments, monthly deductions, interest credits or changes in coverage may be made,

                - we will transfer the Separate Account value to the Fixed
                  Account value, and

                - all extra benefit riders will terminate.

                    COVERAGE BEYOND MATURITY

                    At any time prior to the maturity date of this policy, you may, by written request, elect to continue coverage beyond the maturity date. Any extra benefit riders will be terminated on the maturity date.

                    If elected, the following will apply:

                - we will transfer the value of the Separate Account to the
                  Fixed Account,

                - we will credit interest on the policy value,

                - where permitted by law we will continue to charge you monthly deductions, except we will not charge you any cost of insurance,

                - loan interest on any loans outstanding on the maturity date will continue to accrue,

                - the death benefit will be equal to the policy value and the death benefit proceeds will be the policy value less any indebtedness.

                    This provision is not available if you select the Paid-Up Non-Forfeiture Option. Also, the Paid-Up Non-Forfeiture Option will not be available when the coverage beyond maturity provision takes effect.

                    At this time, uncertainties exist about the tax treatment of the policy if it should continue beyond the maturity date. Therefore, you should consult your tax adviser before the policy becomes eligible for coverage beyond maturity.

                    TERMINATION OF COVERAGE

                    All policy coverage terminates on the earliest of:
                    1) surrender of the policy;
                    2) death of the insured;
                    3) failure to pay the necessary amount of premium to keep
                       your policy in force; or

                    4) the maturity date, unless coverage beyond maturity is
                       elected.

                    STATE REGULATION

                    The state in which your policy is issued will govern whether or not certain features, riders, charges and fees will be allowed in your policy. You should refer to your policy for these state specific features.

PREMIUMS

                    You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required. Premiums may be paid anytime before the insured reaches age 100.

                    The initial premium must be paid for policy coverage to be effective. This payment must be equal to or exceed the amount necessary to provide for two monthly deductions.

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    Your net premium payment is the portion of a premium payment remaining, after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account.

                    You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on the application. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The amount of net premium payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is 4:00 p.m. Eastern Time, unless the New York Stock Exchange closes earlier.

                    The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS


                    Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, quarterly, or monthly.


                    In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

                    You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

                    We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the death benefit and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

                    We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. The excess amount of premium will be returned to you.

                    LIFE INSURANCE QUALIFICATION


                    A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under
                    Section 7702 of the Code. At the time of purchase, you may choose either the guideline premium test or the cash value accumulation test. Refer to your policy specifications page for the limits applicable to your policy.


                    Discuss this choice with your financial representative and tax adviser before purchasing the policy. Once your policy is issued, the qualification method cannot be changed.

                    POLICY VALUES

                    Policy value in a variable life insurance policy is also called the total account value.

                    The total account value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Collateral Account value. At any point in time, the total account value reflects:

                       1)net premium payments made;

                       2)the amount of any partial surrenders;

                       3)any increases or decreases as a result of market
                         performance of the Sub-Accounts;

                       4)interest credited to the Fixed Account or the Loan
                         Collateral Account; and

                       5)all charges and fees deducted.

                    The Separate Account value, if any, is the portion of the total account value attributable to the Separate Account. This value is equal to the sum of the current values of all the Sub-Accounts in which you have invested.

                    A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account for a valuation period is determined as follows:

                    1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus
                    2) the liabilities of the Sub-Account at the end of the
                       valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

                    3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

                    In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

                    The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

                    The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account value at an annual rate of 3%.

                    The Loan Collateral Account value, if any, reflects amounts held as collateral on any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. Amounts transferred to the Loan Collateral Account do not participate in the performance of the Sub-Accounts or the Fixed Account. We do not guarantee the Loan Collateral Account value. The Loan Collateral Account value will earn interest at an annual rate of 3%.

                    We will notify you of the current policy loan interest rate for this policy at the time a policy loan is taken. If the policy has a Loan Collateral Account value, we will notify you of any change in the interest rate before the new rate becomes effective.

                    The interest earned by the Loan Collateral Account value will be added to the Fixed Account value and the Separate Account value in the same proportion in which the loan amount was originally deducted from these values.

                    The "net" total account value is the total account value less the loan balance. It represents the net value of your policy and is the basis for calculating the surrender value.

                    We will tell you at least annually the total account value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Collateral Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.

DEATH BENEFITS

                    The death benefit proceeds is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment.

                    DEATH BENEFIT OPTIONS

                    Three different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

                    1) the amount determined by the death benefit option in
                       effect on the date of the death of the insured, or
                    2) a percentage of the total account value equal to that
                       required by the Internal Revenue Code to maintain the policy as a life insurance policy. This is also called the minimum required death benefit, and will vary depending on the life insurance qualification method you have chosen for your policy.

                    Death benefit proceeds under either calculation will be reduced by any loan balance plus any accrued interest, and any overdue deductions.

The following table provides more information about the death benefit options.

OPTION            DEATH BENEFIT PROCEEDS EQUAL TO THE                     VARIABILITY
  1     Specified amount, which includes the total account value  Generally provides a level
        as of the date of the insured's death.                    death benefit
  2     Sum of the specified amount plus the total account value  May increase or decrease
        as of the date of the insured's death.                    over time, depending on the
                                                                  amount of premium paid and
                                                                  the investment performance
                                                                  of the underlying
                                                                  Sub-Accounts or the Fixed
                                                                  Account.
  3     Specified amount plus the accumulated premiums (all       Will generally increase,
        premiums paid from the date of issue accumulated at the   depending on the amount of
        premium accumulation rate chosen by you before policy     premium paid.
        issue and shown in the policy specifications pages) as
        of the date of the insured's death.

                    If your policy includes a Term Insurance Rider, the target face amount replaces the specified amount in each of the death benefit options.

                    If for any reason the owner does not elect a particular death benefit option, Option 1 will apply until changed by the owner.

                    CHANGES TO THE INITIAL SPECIFIED AMOUNT AND DEATH BENEFIT OPTIONS

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is $100,000.

                    The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

                    You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

OPTION CHANGE                             IMPACT
   1 to 2      The new specified amount will equal the specified amount
               prior to the change minus the total account value at the
               time of the change.
   2 to 1      The new specified amount will equal the specified amount
               prior to the change plus the total account value at the time of the change.
   1 to 3      Changes from Option 1 to Option 3 are not allowed.
   3 to 1      The new specified amount will equal the specified amount
               prior to the change plus the lesser of the accumulated
               premiums or the total account value at the time of the
               change.
   2 to 3      Changes from Option 2 to Option 3 are not allowed.
   3 to 2      Changes from Option 3 to Option 2 are not allowed.

                    Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Changes in specified amount do not affect the premium load as a percentage of premium.

                    We may decline any request for change of the death benefit option or reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law.

                    Any change is effective on the first monthly deduction day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the changes will be effective on the first monthly anniversary day on which the total account value is equal to, or greater than, the monthly deduction amount.

                    DEATH BENEFIT PROCEEDS

                    Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

                    After receipt at our Administrative Office of proof of death of the insured, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

POLICY SURRENDERS

                    You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

                    The surrender value of your policy is the amount you can receive by surrendering the policy. This equals the total account value minus the loan balance including any accrued interest, plus any credit from the Surrender Benefit Enhancement Rider, if applicable. All or part of the surrender value may be applied to one or more of the settlement options.

                    Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

                    PARTIAL SURRENDER


                    You may make a partial surrender, withdrawing a portion of your policy values, anytime after the first policy year, while the policy is in force. You must request a partial surrender in writing. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the total account value, the death benefit, and the specified amount. The amount of the partial surrender and our administrative fee will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.

 DEATH BENEFIT
OPTION IN EFFECT                  IMPACT OF PARTIAL SURRENDER
       1          Will reduce the total account value, death benefit and the specified amount.

       2 Will reduce the total account value and the death benefit, but not the specified amount.

       3 Will reduce the total account value, death benefit and may reduce the specified amount.

                    Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

                    You may borrow against the surrender value of your policy. We reserve the right to limit the amount of your loan so that total policy indebtedness will not exceed 90% of an amount equal to the total account value minus the loan balance. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and total account value.


                    The amount of your loan will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The loan balance is where policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid.


                    The amount of your loan, plus any due but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the loan balance.

                    Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The loan balance will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise.

                    If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current total account value, the policy will terminate subject to the conditions in the grace period provision. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

                    The annual loan interest rate we charge during any policy year is guaranteed not to exceed 4.25% in any policy year.

                    When you take a loan, we will tell you the current policy loan interest rate. We will tell you in advance of any interest rate change. You must pay interest on the anniversary of the loan, or earlier upon surrender, payment of proceeds, or maturity of a policy. Any unpaid interest is added to the loan and will be taken proportionally from the amount in each funding option.


                    The Loan Collateral Account will earn interest at an annual rate of 3%. The Loan Collateral Account value will earn interest at a lower rate than the policy loan interest rate. The difference between the rates will never exceed 1.25%.


LAPSE AND REINSTATEMENT

                    If at any time the total account value less the loan balance is insufficient to pay the monthly deduction, all policy coverage will terminate. This is referred to as policy lapse. The total account value less the loan balance may be insufficient:

                    1) because it has been exhausted by earlier deductions;

                    2) as a result of poor investment performance;

                    3) due to partial surrenders;

                    4) due to indebtedness for policy loans; or

                    5) because of a combination of any of these factors.

                    If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the total account value less the loan balance of your policy is sufficient to pay the monthly deduction amount on a monthly deduction day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.

                    If the amount in the notice is not paid to us within the grace period, then the policy will terminate. The grace period is the later of (a) 61 days after the notice was mailed, and (b) 61 days after the monthly deduction day on which the monthly deduction could not be paid. If the insured dies during the grace period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

                    REINSTATEMENT OF A LAPSED POLICY

                    You can apply for reinstatement within five years after the date of lapse and before your policy's maturity date. To reinstate your policy we will require satisfactory evidence of insurability and an amount sufficient to pay for the current monthly deductions, plus two additional monthly deductions. If we approve your application for reinstatement, your policy will be reinstated on the monthly deduction day following our approval. The policy's total account value at reinstatement will be the net premium paid less the monthly deduction due that day. Any loan balance will not be reinstated.

TAX ISSUES

                    The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL


                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under one of two tests recognized by the Internal Revenue Code. The guideline premium test, which limits premiums paid, provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The cash value accumulation test, which does not limit premiums paid, requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. Once your policy is issued, the qualification test cannot be changed. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.


                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.


                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.


                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

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
                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Collateral Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges the policy, which ends at age 100, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a policy year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    FAIR VALUE OF YOUR POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of your policy. The fair value is measured differently for different purposes. It is not necessarily the same as the total account value or the total account value less the loan balance, although the amount of the total account value less the loan balance will typically be important in valuing your policy for this purpose. For some but not all purposes, the fair value may be the surrender value. The fair value may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the insured grows older. Moreover, on the death of the insured, it tends to increase significantly. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair value of the policy if purchased for a particular purpose.

                    TAX STATUS OF LINCOLN LIFE

                    Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

                    In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator.

LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief.

                    After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, arising out of the proceedings described above will not have a material adverse effect on the financial position of Lincoln Life, the Separate Account or the Principal Underwriter.

FINANCIAL STATEMENTS


                    Financial statements of the Separate Account and consolidated financial statements of the Company are located in the SAI. (to be filed by amendment)

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

                          TABLE OF CONTENTS OF THE SAI

GENERAL INFORMATION...................      2
  Lincoln Life........................      2
  Registration Statement..............      2
  Changes of Investment Policy........      2
  Principal Underwriter...............      3
  Disaster Plan.......................      3
  Advertising.........................      3
SERVICES..............................      3
  Fund Participation Agreements.......      3
  Distribution of Policies and
   Compensation.......................      3
  Independent Auditors................      4
  Accounting Services.................      4
  Transfer Agent......................      4

POLICY INFORMATION....................      4
  Assignment..........................      4
  Change of Ownership.................      5
  Beneficiary.........................      5
  Change of Plan......................      5
  Settlement Options..................      5
  Deferral of Payments................      6
  Incontestability....................      6
  Misstatement of Age.................      6
  Suicide.............................      6
FINANCIAL STATEMENTS..................      6
  Separate Account....................    C-1
  Company.............................    S-1
PERFORMANCE DATA......................    P-1

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 942-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our Internet site, www.LFG.com


Lincoln Life Flexible Premium Variable Life Separate Account S
1933 Act Registration No. 333-104719
1940 Act Registration No. 811-09241


                               END OF PROSPECTUS

                   STATEMENT OF ADDITIONAL INFORMATION (SAI)
                                DATED
                   RELATING TO PROSPECTUS DATED           FOR
                      LINCOLN CORPORATE VARIABLE 4 PRODUCT
       LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT S, REGISTRANT
             THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, DEPOSITOR

The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:
      Lincoln Corporate Specialty Markets
     350 Church Street, MSM1
     Hartford, CT 06103-1106;
or by telephoning 1-(877) 533-0117, and requesting a copy of the Lincoln Corporate Variable 4 product prospectus.

                          TABLE OF CONTENTS OF THE SAI

CONTENT                                   PAGE
-------                                   ----
GENERAL INFORMATION...................      2
  Lincoln Life........................      2
  Registration Statement..............      2
  Changes of Investment Policy........      2
  Principal Underwriter...............      3
  Disaster Plan.......................      3
  Advertising.........................      3
SERVICES..............................      3
  Fund Participation Agreements.......      3
  Distribution of Policies and
   Compensation.......................      3
  Independent Auditors................      4
  Accounting Services.................      4
  Transfer Agent......................      4

CONTENT                                   PAGE
-------                                   ----

POLICY INFORMATION....................      4
  Assignment..........................      4
  Change of Ownership.................      5
  Beneficiary.........................      5
  Change of Plan......................      5
  Settlement Options..................      5
  Deferral of Payments................      6
  Incontestability....................      6
  Misstatement of Age.................      6
  Suicide.............................      6
FINANCIAL STATEMENTS..................      6
  Separate Account....................    C-1
  Company.............................    S-1
PERFORMANCE DATA......................    P-1

GENERAL INFORMATION

                    LINCOLN LIFE


                    The Lincoln National Life Insurance Company ("Lincoln Life", "the Company", "we", "us", "our") (EIN 35-0472300),
                    organized in 1905, is an Indiana-domiciled insurance corporation, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.


                    Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

                    REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.

                    CHANGES OF INVESTMENT POLICY

                    Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments. The state insurance departments would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.

                    If an owner objects, his or her policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the insured. The owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance equal to or lower than the amount of the death benefit of the current policy on the date of the conversion.

                    PRINCIPAL UNDERWRITER



                    Lincoln Life, 1300 S. Clinton Street, Fort Wayne, IN 46802, is the principal underwriter for the policies, which are offered continuously. Lincoln Life is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has overall responsibility for establishing a selling plan for the policies.



                    Lincoln Life received $8,237,455 in 2002, $7,741,577 in
                    2001, and $9,580,435 in 2000 for the sale of policies offered through the Separate Account. Lincoln Life retains no underwriting commissions from the sale of the policies.


                    DISASTER PLAN

                    We have assigned full-time staff devoted to the development of business continuity plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We also conduct tests of our capabilities and plans in the event of a disaster.

                    ADVERTISING


                    Lincoln Life is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


SERVICES

                    FUND PARTICIPATION AGREEMENTS

                    In order to make the Funds available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated by the fund at annual rates of between .10% and .40% of the assets attributable to the policies. The compensation may come from 12b-1 fees, or be paid by the Advisors.

                    DISTRIBUTION OF THE POLICIES AND COMPENSATION

                    The policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, both of whom are our affiliates. Registered representatives may receive commission and service fees up to 35% of first year premium, plus up to 10% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on total account value. Registered representatives are also eligible for cash bonuses and

                    "non cash compensation." The latter [as defined in NASD conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.

                    Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share their commission or expense reimbursement allowance with the registered representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.

                    All compensation is paid from our resources, which include fees and charges imposed on your policy.

                    INDEPENDENT AUDITORS

                    (to be filed by amendment)

                    ACCOUNTING SERVICES


                    We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.


                    TRANSFER AGENT

                    Andesa, TPA, Inc., Suite 502, 1621 N. Cedar Crest Boulevard, Allentown, Pennsylvania, will act as a Transfer Agent on behalf of Lincoln Life as it relates to the policies described in this Prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, surrenders and partial surrenders, fund allocation changes and transfers on behalf of the Company.

POLICY INFORMATION

                    ASSIGNMENT

                    While the insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and recorded at our Administrative Office. We will not be responsible for any assignment that is not submitted for recording, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after we have recorded any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in writing. As long as an effective assignment remains outstanding, the owner will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.

                    CHANGE OF OWNERSHIP

                    As long as the insured is living, you may name a new owner by recording a change in ownership in writing at our Administrative Office. The change will be effective the later of the date of execution of the document of transfer or the date we record it. We may require that the policy be submitted to us for endorsement before making a change.

                    BENEFICIARY

                    The beneficiary is initially designated on the application and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

                    You may change the beneficiary at any time while the insured is living, and before the maturity date, except when we have recorded an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the owner has not reserved the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will be effective as of the date of signature or, if there is no such date, the date recorded.

                    If any beneficiary dies before the insured, the beneficiary's potential interest shall pass to any surviving beneficiaries, unless otherwise specified to the Company. If no named beneficiary survives the insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.

                    CHANGE OF PLAN

                    Within 18 months of the date we issue your policy, you may exchange your policy without any evidence of insurability, for any one of the permanent life insurance policies then being issued by the Company which belong to the same class as this policy. Your request for exchange must be in writing. Unless agreed otherwise, the new policy will have the same initial amount of insurance, date of issue and age of the insured as the original policy.

                    SETTLEMENT OPTIONS

                    All or part of the proceeds of this policy may be applied, under one or more of the options available. An election shall be made by written request to our Administrative Office. The payee of proceeds may make this election if no prior election has been made.

                    The payee must designate whether the payments will be:

                - on a fixed basis

                - on a variable basis, or

                - a combination of fixed and variable.

                    If a fixed annuity is chosen, the annuity purchase rate for the option chosen will reflect at least the minimum guaranteed interest rate of 3.0%.

                    If a variable annuity is chosen, an assumed annual net return rate of 4.0% will be used to determine the amount of the first annuity payment under a variable annuity.

                    Payments on a variable basis will be made from the proceeds held in Lincoln Life Variable Annuity Separate Account N. We will provide an Account N prospectus upon request. That prospectus will describe the available funds and the charges and fees in Account N, as well as information on transfers and other rights you will have. You should review this prospectus, as well as funds prospectuses for the funds available under Account N, prior to selecting any variable payment option.

                    Annuity payment options currently available:

                    1) Life annuity/life annuity with guaranteed period -- fixed and/or variable payments.
                    2) Unit refund life annuity -- variable annuity payments
                    3) Cash refund life annuity -- fixed annuity payments
                    4) Joint life annuity/joint life annuity certain with
                       guaranteed period -- fixed and/or variable payments.

                    Refer to your policy for detailed information on each of the annuity payment options.

                    You will be notified in writing, of other options that may be made available to you.

                    DEFERRAL OF PAYMENTS

                    Amounts payable as a result of loans, surrenders or partial surrenders will generally be made within seven days of our receipt of such a request. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment.

                    INCONTESTABILITY

                    The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase (in accordance with state law).

                    MISSTATEMENT OF AGE

                    If the age of the insured is misstated at the time of application, the amount payable upon death will be adjusted to the benefit amount that would have been purchased with the most recent monthly deduction at the correct age.

                    SUICIDE

                    If the insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount. This time period could be less depending on the state of issue.

FINANCIAL STATEMENTS


                    The December 31, 2002 financial statements of the Separate Account and consolidated financial statements of the Company follow. (to be filed by amendment)

PERFORMANCE DATA

Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy's expenses.

Data reflects:
- an annual reduction for fund management fees and expenses, and
- a policy level mortality and expense charge applied on a daily equivalent basis, but
- no deductions for additional policy expenses (i.e., premium loads, administrative fees, and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account's return is determined by :
    a) calculating the change in unit value for the base period (the 7-day period ended December 31, 2002); then
    b) dividing this figure by the account value at the beginning of the period; then
    c) annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

                P(1 + T)n = ERV

Where:      P = a hypothetical initial purchase payment of $1,000
            T = average annual total return for the period in question
            N = number of years
            ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:
            (1) all recurring fees have been charged to the policy owner's accounts; and
            (2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".

  HISTORICAL LINCOLN CORPORATE VARIABLE 4 FEATURING THE ELITE SERIES OF FUNDS
              AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2002
                   ALL NUMBERS ARE EXPRESSED AS A PERCENTAGE


                                        INCEPTION                         THREE                           TEN          SINCE
FUND NAME                                  DATE         ONE YEAR           YEAR          FIVE YEAR        YEAR       INCEPTION
--------------------------------------  ----------   --------------   --------------   --------------   --------   --------------
AFIS Global Small Cap -- Class 2         4/30/1998           -19.08           -16.19              N/A      N/A               3.08
AFIS Govt AAA-Rated Securities --
  Class 2                               11/19/1985             9.20             9.21             6.87     6.58               7.69
AFIS Growth -- Class 2                    2/8/1984           -24.45           -13.55             6.56    12.06              13.65
AFIS Growth-Income -- Class 2             2/8/1984           -18.34            -3.30             3.49    10.33              12.36
AFIS High-Income Bond Fund -- Class 2     2/8/1984            -1.83             0.75             1.58     6.06               9.67
AFIS International -- Class 2             5/1/1990           -14.86           -18.99             2.50     8.26               6.89
AIM V.I. Growth Fund -- Series I          5/5/1993           -30.99           -28.68            -8.04      N/A               3.79
AIM V.I. International Growth Fund --
  Series I                                5/5/1993           -15.69           -22.00            -3.22      N/A               4.25
AIM V.I. Premier Equity Fund --
  Series I                                5/5/1993           -30.28           -19.57            -2.21      N/A               7.83
American Century VP Income and Growth   10/30/1997           -19.37           -12.92            -0.22      N/A               1.22
American Century VP International Fund    5/1/1994           -20.37           -22.30            -1.80      N/A               3.29
Alliance VPS Growth and Income
  Portfolio -- Class A                   1/14/1991           -22.06            -3.78             6.32    12.76              11.63
Alliance VPS Premier Growth
  Portfolio -- Class A                   6/26/1992           -30.66           -21.75            -1.28     9.32              10.19
Alliance VPS AllianceBernstein Small
  Cap Value Portfolio -- Class A          5/1/2001            -6.19              N/A              N/A      N/A               2.90
Alliance VPS Technology Portfolio --
  Class A                                1/11/1996           -41.72           -30.06            -0.30      N/A               2.13
Baron Capital Asset                      10/1/1998           -14.20            -2.09              N/A      N/A              13.14
Scudder VIT EAFE Equity Index            8/28/1997           -21.60           -21.05            -5.26      N/A              -5.67
Scudder VIT Equity 500 Index             10/1/1997           -22.32           -14.78            -0.83      N/A              -0.44
Scudder VIT Small Cap Index --
  Class 1                                8/25/1997           -20.58            -7.98            -1.75      N/A              -0.77
Delaware VIP Large Cap Value Series**
  (Standard Class)                       7/28/1988           -18.69            -4.53            -1.23     8.87               8.16
Delaware VIP High Yield Series
  (Standard Class)                       7/28/1988             1.84            -6.51            -4.83     2.70               5.09
Delaware VIP REIT Series (Standard
  Class)                                  5/1/1998             4.52            14.32              N/A      N/A               6.21
Delaware VIP Small Cap Value Series
  (Standard Class)                      12/27/1993            -5.60             7.69             2.49      N/A               9.94
Delaware VIP Trend Series (Standard
  Class)                                12/27/1993           -19.94           -14.23             4.54      N/A              10.11
Delaware VIP U.S. Growth Series
  (Standard Class)                      11/15/1999           -29.25           -19.93              N/A      N/A             -17.72
Fidelity VIP Equity Income
  Portfolio -- Service Class             10/9/1986           -17.01            -5.15             0.22     9.69               9.94
Fidelity VIP Growth Portfolio --
  Service Class                          10/9/1986           -30.20           -20.06            -0.47     8.32              10.29
Fidelity VIP Asset Manager
  Portfolio -- Service Class              9/6/1989            -8.85            -5.74             1.35     6.93               8.22
Fidelity VIP Contrafund Portfolio --
  Service Class                           1/3/1995            -9.42            -9.53             3.60      N/A              12.18
Fidelity VIP Overseas Portfolio --
  Service Class                          1/28/1987           -20.34           -20.27            -4.06     4.58               4.13
FTVIPT Franklin Small Cap Growth --
  Class 1                                11/1/1995           -28.53           -19.67             0.12      N/A               5.80
FTVIPT Templeton Growth Securities --
  Class 1                                3/15/1994           -18.34            -6.40             1.26      N/A               5.92
Janus Aspen Aggressive Growth
  Portfolio -- Service Shares            9/13/1993           -28.13           -33.42            -2.34      N/A               6.97
Janus Aspen Balanced Portfolio --
  Service Shares                         9/13/1993            -6.69            -4.72             7.93      N/A              11.58
Janus Aspen Flexible Income
  Portfolio -- Service Shares            9/13/1993            10.15             7.86             6.72      N/A               8.11
Janus Aspen Worldwide Growth
  Portfolio -- Service Shares            9/13/1993           -25.71           -21.51             0.39      N/A              10.11
LN Aggressive Growth Fund, Inc.           2/3/1994           -30.23           -23.20            -9.56      N/A               0.36
LN Bond Fund, Inc.                      12/28/1981            10.16            10.07             7.15     7.31              10.20
LN Capital Appreciation Fund, Inc.        1/3/1994           -26.96           -23.05            -1.78      N/A               6.70
LN Global Asset Allocation Fund, Inc.     8/3/1987           -12.00            -8.44            -0.61     6.68               7.22
LN International Fund, Inc.               5/1/1991           -10.77            -7.00             1.56     7.01               5.19

                                        INCEPTION                         THREE                           TEN          SINCE
FUND NAME                                  DATE         ONE YEAR           YEAR          FIVE YEAR        YEAR       INCEPTION
--------------------------------------  ----------   --------------   --------------   --------------   --------   --------------
LN Money Market Fund, Inc.                1/7/1982             1.41             3.80             4.26     4.35               6.14
LN Social Awareness Fund, Inc.            5/2/1988           -22.12           -13.55            -2.21    10.00              11.41
MFS VIT Capital Opportunities Series     8/14/1996           -29.69           -19.67            -0.62      N/A               4.42
MFS VIT Emerging Growth Series           7/24/1995           -33.76           -29.25            -3.47      N/A               4.68
MFS VIT Total Return Series               1/3/1995            -5.17             3.32             5.01      N/A              10.71
MFS VIT Utilities Series                  1/3/1995           -22.76           -14.40            -0.65      N/A               9.23
Neuberger Berman AMT Mid-Cap Growth
  Portfolio                              11/3/1997           -29.34           -21.01             1.09      N/A               4.23
Neuberger Berman AMT Regency Portfolio   8/22/2001           -10.60              N/A              N/A      N/A              -8.12
Putnam VT Growth & Income -- Class IB     2/1/1988           -19.00            -6.46            -0.88     8.41              10.27
Putnam VT Health Sciences -- Class IB    4/30/1998           -20.36            -3.91              N/A      N/A              -1.48

This update is not authorized for distribution unless preceded or accompanied by a current Lincoln Life Flexible Premium Variable Life Separate Account S prospectus which contains more complete information, including charges and expenses, and the current prospectuses of the variable investment options available for the policy. Please read the prospectuses carefully.

Small-cap stocks may be subject to a higher degree of risk than more established companies/securities. The illiquidity of the small-cap market may adversely affect the value of these investments so that shares, when redeemed, may be worth more or less than their original cost.

The risks associated with investing on a worldwide basis include differences in regulation of financial data and reporting, currency exchange differences, as well as economic and polical systems that may be different from those in the U.S.

Investing in emerging markets can be riskier than investing in well established foreign markets.

Funds that concentrate their investments in one region or industry may carry greater risk than more broadly diversified funds.

High-yield bonds experience higher volatility and increased credit risk when compared to other fixed income investments.


An investment in a money market fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.


Lincoln Corporate Variable 4 is issued by The Lincoln National Life Insurance Company on Policy Form LN935 and sold by broker/dealers with an effective selling agreement. Products and features subject to state availability. Not for use in New York.

                          PART C -- OTHER INFORMATION

Item 27.

                                    EXHIBITS


     (1)  Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.(1)
     (2)  Commission Schedule for Variable Life Policies.(2)
     (3)  (a)       Selling Agreement between The Lincoln National Life Insurance Company and Lincoln Financial
                    Advisors.(3)
          (b)       Selling Agreement between The Lincoln National Life Insurance Company and other Broker
                    Dealers.(6)
     (4)  (a)       Policy Form LN935(8)
          (b)       Surrender Benefit Enhancement Rider -- LR525(8)
          (c)       Term Insurance Rider -- LR526(8)
     (5)  (a)       Application Part I -- Form B24(8)
          (b)       Addendum to Application -- Forms B10394 and B10395(1)
          (c)       Application Part II (Corporate Owner) -- Form B25(8)
          (d)       Application Part II (Individual Owner) -- Form B26(8)
     (6)  (a)       Articles of Incorporation of The Lincoln National Life Insurance Company.(4)
          (b)       Bylaws of The Lincoln National Life Insurance Company.(4)
     (7)  Form of Reinsurance Contracts(5)
     (8)  Fund Participation Agreements and amendments thereto between The Lincoln National Life Insurance
          Company and:
          (a)       AIM Variable Insurance Funds(5)
          (b)       Alliance Variable Products Series Fund, Inc.(5)
          (c)       American Century Variable Products Group, Inc.(5)
          (d)       American Funds Insurance Series(5)
          (e)       Baron Capital Funds Trust(5)
          (f)       BT Insurance Funds Trust(5)
          (g)       Delaware Group Premium Fund(5)
          (h)       Fidelity Variable Insurance Products Fund(5)
          (i)       Franklin Templeton Variable Products Series Fund(5)
          (j)       Janus Aspen Series(5)
          (k)       Lincoln Variable Insurance Products Trust(5)
          (l)       MFS Variable Insurance Trust(5)
          (m)       Neuberger & Berman Advisers Management Trust(5)
          (n)       Putnam Variable Trust(5)
     (9)  Services Agreement and amendments thereto between The Lincoln National Life Insurance Company and
          Delaware Service Company, Inc.(7)
    (10)  Not applicable.
    (11)  Opinion and Consent of Robert A. Picarello, Esq.*
    (12)  Not Applicable.

    (13)  Not Applicable.
    (14)  Consent of Ernst & Young LLP, Independent Auditors.*
    (15)  Not applicable.
    (16)  Not applicable.
    (17)  Not applicable.

Item 28.

                    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Jon A. Boscia**                                President and Director
Lorry J. Stensrud*                             Chief Executive Officer of Lincoln
                                               Retirement, Executive Vice President and
                                               Director
John H. Gotta***                               Chief Executive Officer of Life Insurance,
                                               Executive Vice President and Director
Gary W. Parker***                              Senior Vice President
Cynthia A. Rose*                               Secretary and Assistant Vice President
Eldon J. Summers*                              Second Vice President and Treasurer
Richard C. Vaughan**                           Director
Janet Chrzan*                                  Senior Vice President, Chief Financial
                                               Officer and Director
Elizabeth Frederick*                           Senior Vice President and General Counsel
Bradley R. Skarie*                             Acting Director of Annuities Compliance
Christine S. Frederick***                      Assistant Vice President and Life Compliance
                                               Officer
See Yeng Quek****                              Director, Chief Investment Officer and
                                               Chairman of the Investment Committee
Barbara S. Kowalczyk**                         Director
Jude T. Driscoll****                           Director

------------------------

* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

** Principal business address is Center Square West Tower, 1500 Market Street-Suite 3900, Philadelphia, PA 19102-2112

***  Principal business address is 350 Church Street, Hartford, CT 06103

**** Principal business address is One Commerce Square, 2005 Market Street, 39th
     Floor, Philadelphia, PA 19103-3682

Item 29.
                                    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                                              THE DEPOSITOR OR THE REGISTRANT
          Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System.(5)

Item 30.
                                                      INDEMNIFICATION
(a)       Brief description of indemnification provisions:
          In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life)
          provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.
          In particular, separate conditions govern indemnification of directors, officers, and employees of
          Lincoln Life in connection with suits by, or in the right of, Lincoln Life.
          Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.
(b)       Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in
          Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the
          Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 31.
                                                  PRINCIPAL UNDERWRITERS
(a)       Lincoln Life is the principal underwriter for Lincoln National Variable Annuity Fund A (Group); Lincoln
          National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln
          Life Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life
          Account F; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium
          Variable Life Account K; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Variable
          Annuity Account N; Lincoln Life Variable Annuity Account Q, Lincoln Life Flexible Premium Variable Life
          Account R; Lincoln Life Variable Annuity Account T, Lincoln Life Variable Annuity Account W, Lincoln
          National Variable Annuity Account 53.
(b)       See Item 28.
(c)       N/A
Item 32.
                                             LOCATION OF ACCOUNTS AND RECORDS
          All accounts, books, and other documents, except accounting records, required to be maintained by
          Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by the Lincoln National
          Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia,
          Pennsylvania 19103.
          Andesa, TPA, Inc., Suite 502, 1621 N. Cedar Crest Boulevard, Allentown, Pennsylvania, will act as a
          Transfer Agent on behalf of Lincoln Life as it relates to the policies described in this Prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, surrenders and partial surrenders, fund allocation changes and transfers on behalf of the
          Company.

Item 33.
                                                    MANAGEMENT SERVICES
          Not Applicable.
Item 34.
                                                    FEE REPRESENTATION
          Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

------------------------

(1) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-72875) filed on February 24, 1999.
(2) Incorporated by reference to Post-Effective Amendment No. 3 on Form S-6 (File No. 333-72875) filed on May 1, 2000.
(3) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-4 (File No. 333-50817) filed on April 23, 1999.
(4) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) filed on December 5, 1996.
(5) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84360) filed on April 23, 2003.
(6) Incorporated by reference to Post-Effective Amendment No. 1 on Form S-6 (File No. 333-72875) filed on October 22, 1999.
(7) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-43373) filed on April 4, 2002.

(8) Incorporated by reference to Registration Statement on Form N-6 (File No. 333-104719) filed on April 24, 2003.

------------------------

(*)  To be filed by amendment.

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account S, has caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 (File No. 333-104719) to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 8th day of May, 2003.



                                          LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE
                                          LIFE ACCOUNT S
                                          (REGISTRANT)



                                          By          /s/ GARY W. PARKER


                                            ------------------------------------


                                                       Gary W. Parker
                                                   SENIOR VICE PRESIDENT
                                            THE LINCOLN NATIONAL LIFE INSURANCE
                                                         COMPANY



                                          THE LINCOLN NATIONAL LIFE INSURANCE
                                          COMPANY
                                          (DEPOSITOR)



                                          By          /s/ GARY W. PARKER


                                            ------------------------------------


                                                       Gary W. Parker
                                                   SENIOR VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 (File No. 333-104719) has been signed below on May 8, 2003 by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                    SIGNATURE                                 TITLE
                    ---------                                 -----
                /s/ JON A. BOSCIA*                  President and Director
   -------------------------------------------      (Principal Executive
                  Jon A. Boscia                     Officer)

                /s/ JOHN H. GOTTA*                  Executive Vice President,
   -------------------------------------------      Chief Executive
                  John H. Gotta                     Officer of Life
                                                    Insurance, Assistant
                                                    Secretary and Director

              /s/ LORRY J. STENSRUD*                Executive Vice President,
   -------------------------------------------      Chief Executive Officer
                Lorry J. Stensrud                   of Lincoln Retirement and
                                                    Director

                /s/ JANET CHRZAN*                   Senior Vice President,
   -------------------------------------------      Chief Financial Officer
                   Janet Chrzan                     and Director
                                                    (Principal Financial
                                                    Officer and Principal
                                                    Accounting Officer)

                /s/ SEE YENG QUEK*                  Director, Chief
   -------------------------------------------      Investment Officer and
                  See Yeng Quek                     Chairman of the
                                                    Investment Committee

              /s/ JUDE T. DRISCOLL*                 Director
   -------------------------------------------
                 Jude T. Driscoll

             /s/ RICHARD C. VAUGHAN*                Director
   -------------------------------------------
                Richard C. Vaughan

            /s/ BARBARA S. KOWALCZYK*               Director
   -------------------------------------------
               Barbara S. Kowalczyk




* By     /s/ GARY W. PARKER

--------------------------------------------------

     Gary W. Parker, pursuant to a Power of Attorney filed with this Pre-Effective Amendment No. 1 to the Registration Statement

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 28th day of January, 2000.

                  SIGNATURE                              TITLE
                  ---------                              -----
              /s/ Jon A. Boscia                 President and Director
   --------------------------------------
                Jon A. Boscia

           /s/ Richard C. Vaughan                      Director
   --------------------------------------
             Richard C. Vaughan

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 14th day of January, 2003.

            /s/ Lorry J. Stensrud              Executive Vice President,
   --------------------------------------      Chief Executive
              Lorry J. Stensrud                Officer of Lincoln
                                               Retirement and Director

STATE OF INDIANA
                                               SS:
COUNTY OF ALLEN
                                               Subscribed and sworn to
                                               before me this
                                               14th day of January, 2003

                                               /s/ Sharlene K. Geer
                                               -------------------------
                                               Notary Public
                                               Commission Expires
                                               2/29/08

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 11th day of August, 2000.

              /s/ Janet Chrzan                 Senior Vice President,
   --------------------------------------      Chief Financial Officer
                Janet Chrzan                   and Director

STATE OF INDIANA
                                               SS:
COUNTY OF ALLEN
                                               Subscribed and sworn to
                                               before me this
                                               11th day of August, 2000

                                               /s/ Janet L. Lindenberg
                                               -------------------------

                                               Notary Public

                                               Commission Expires
                                               7/10/01

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 13th day of January, 2003.

              /s/ See Yeng Quek                     Director, Chief
   --------------------------------------       Investment Officer and
                See Yeng Quek                       Chairman of the
                                                 Investment Committee

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 4th day of January, 2002.

          /s/ Barbara S. Kowalczyk                     Director
   --------------------------------------
            Barbara S. Kowalczyk

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 18th day of January, 2002.

               /s/ JOHN H. GOTTA                  Executive Vice President, Chief Executive Officer
     --------------------------------------        of Life Insurance, Assistant Secretary, and
                 John H. Gotta                     Director

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 23rd day of January, 2003.

              /s/ JUDE T. DRISCOLL
     --------------------------------------       Director
                Jude T. Driscoll